                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)



                               MOLEX INCORPORATED
                               ------------------
                                (NAME OF ISSUER)



                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   608554101
                                   ---------
                                 (CUSIP NUMBER)

                          KREHBIEL LIMITED PARTNERSHIP
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                           ATTN: FREDERICK A. KREHBIEL
                                 (630) 527-4335

                  ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                OCTOBER 28, 2005
                                ----------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 608554101                    13D                          Page 2 of 18

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 608554101                    13D                          Page 3 of 18


     1        NAMES OF REPORTING PERSONS            Krehbiel Limited Partnership
              I.R.S. IDENTIFICATION NOS.OF          36-3889820
              ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX                             (a)      [ ]
              IF A MEMBER OF A GROUP (See Instructions)             (b)      [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)          00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION        Illinois
--------------------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER          21,407,343
         SHARES     ------------------------------------------------------------
      BENEFICIALLY       8     SHARED VOTING POWER                 0
        OWNED BY    ------------------------------------------------------------
          EACH           9     SOLE DISPOSITIVE POWER     21,407,343
       REPORTING    ------------------------------------------------------------
      PERSON WITH        10    SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                  21,407,343
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           21.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON                                     PN
--------------------------------------------------------------------------------

CUSIP No. 608554101                    13D                          Page 4 of 18




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               MOLEX INCORPORATED
                               ------------------
                                (NAME OF ISSUER)



                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    608554101
                                    ---------
                                 (CUSIP NUMBER)

                              FREDERICK A. KREHBIEL
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                                 (630) 527-4335

                  ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                OCTOBER 28, 2005
                                ----------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 608554101                    13D                          Page 5 of 18

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 608554101                    13D                          Page 6 of 18



     1        NAMES OF REPORTING PERSONS             Frederick A. Krehbiel
              I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX                             (a)      [ ]
              IF A MEMBER OF A GROUP (See Instructions)             (b)      [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)               00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION             USA
--------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER           6,347,955.5
         SHARES       ----------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER             3,745
        OWNED BY      ----------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER      6,347,955.5
       REPORTING      ----------------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER        3,745
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                  6,351,700.5
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            6.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON                                       IN
--------------------------------------------------------------------------------

CUSIP No. 608554101                    13D                          Page 7 of 18



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               MOLEX INCORPORATED
                               ------------------
                                (NAME OF ISSUER)



                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    608554101
                                    ---------
                                 (CUSIP NUMBER)

                              JOHN H. KREHBIEL, JR.
                              2222 WELLINGTON COURT
                              LISLE, ILLINOIS 60532
                                 (630) 527-4201

                  ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                OCTOBER 28, 2005
                                ----------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 608554101                    13D                          Page 8 of 18

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 608554101                    13D                          Page 9 of 18



     1        NAMES OF REPORTING PERSONS           John H. Krehbiel, Jr.
              I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX                             (a)      [ ]
              IF A MEMBER OF A GROUP (See Instructions)             (b)      [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)               00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION             USA
--------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER           10,967,315.5
         SHARES        ---------------------------------------------------------
      BENEFICIALLY          8     SHARED VOTING POWER             6,952
        OWNED BY       ---------------------------------------------------------
          EACH              9     SOLE DISPOSITIVE POWER     10,967,315.5
       REPORTING       ---------------------------------------------------------
      PERSON WITH          10     SHARED DISPOSITIVE POWER        6,952
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                   10,974,267.5
--------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 [X]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON                                      IN
--------------------------------------------------------------------------------

CUSIP No. 608554101                    13D                         Page 10 of 18

NOTE: This Schedule 13D/A4 (a) amends the Schedule 13D filed by the Krehbiel
      Limited Partnership (the "Partnership") with the Securities and Exchange Commission ("SEC") on June 21, 1993 (the "Original Schedule 13D"), as amended by a Schedule 13D/A1 filed by the Partnership with the SEC on November 22, 1993, by a Schedule 13D/A2 filed by the Partnership with the SEC on November 24, 1993, and by a Schedule 13D/A3 filed by the Partnership with the SEC on December 17, 1993 and (b) adds initial filings on Schedule 13D by each of Frederick A. Krehbiel and John H. Krehbiel, Jr. This filing reflects the 10b5-1 Plans established on October 28, 2005 by each of Frederick A. Krehbiel and John H. Krehbiel, Jr. This filing amends and restates in full each of the items listed below.

ITEM 1.      SECURITY AND ISSUER

      This statement relates to the Common Stock, par value $.05 per share (the "Common Stock")(1), of Molex Incorporated, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2222 Wellington Court, Lisle, Illinois 60532-1682.

ITEM 2.      IDENTITY AND BACKGROUND

      This statement is filed by the Krehbiel Limited Partnership, an Illinois limited partnership (the "Partnership"), whose principal business and office is located at 2222 Wellington Court, Lisle, Illinois 60532-1682, and by Frederick
A. Krehbiel and John H. Krehbiel, Jr., each of whose business addresses is the same as that of the Partnership.

      The principal business of the Partnership is holding Common Stock contributed to it by John H. Krehbiel, Sr. as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated (the "Trust"), Frederick A. Krehbiel and John H. Krehbiel, Jr. as a consolidated block and engaging in such activities as are reasonably incidental to holding such Common Stock. John H. Krehbiel, Sr. died on November 12, 1993. Upon his death, Frederick A. Krehbiel and John H. Krehbiel, Jr. became successor trustees ("Trustees") of the Trust pursuant to the terms of the Trust. The general and limited partners of the Partnership (the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr.) are referred to herein as the "Partners."

----------
(1) In accordance with the rules of the Securities and Exchange Commission, this statement does not relate to the Class A common stock, par value $.05 per share ("Class A Common Stock"), or the Class B common stock, par value $.05 per share ("Class B Common Stock"), of the Company. The Class A Common Stock has no voting rights except as otherwise required by Delaware law, and the Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934. The Class B Common Stock is convertible on a share for share basis into Common Stock at any time, at the option of the holder, and therefore represents a right to acquire Common Stock within 60 days and is disclosed herein in disclosing beneficial ownership of Common Stock.

CUSIP No. 608554101                    13D                         Page 11 of 18

      Each Partner is both a general partner and a limited partner of the Partnership. Frederick A. Krehbiel and John H. Krehbiel, Jr. are citizens of the United States of America and the Trust is an Illinois trust. The principal occupation of each of the Partners that is an individual is service as an executive officer of the Company in the following respective capacities:
Frederick A. Krehbiel (Co-Chairman), and John H. Krehbiel, Jr. (Co-Chairman). The principal business of the Trust is holding Common Stock and acting as a Partner of the Partnership. The principal business of the Company involves designing, manufacturing and distributing electrical and electronic devices. The principal business address of the Company and the business address of the Trust is 2222 Wellington Court, Lisle, Illinois 60532-1682.

      During the last five years, neither the Partnership nor any of the Partners has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Partnership nor any of the Partners (including Frederick A. Krehbiel and John H. Krehbiel, Jr.) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violations with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Pursuant to a Limited Partnership Agreement dated June 11, 1993 among the Partners (the "Partnership Agreement"), the Partners contributed on such date the following amounts (collectively referred to as the "Shares") of Common Stock (as shown on the table below, adjusted for subsequent stock splits and stock dividends) to the Partnership, in each case in exchange for general and limited partnership interests in the Partnership:


             NAME OF PARTNER                           NUMBER OF SHARES
             ---------------                           ----------------
John H. Krehbiel, Sr., as Trustee                         18,764,001
Frederick A. Krehbiel                                      8,077,417
John H. Krehbiel, Jr.                                     13,329,929

      Frederick A. Krehbiel and John H. Krehbiel, Jr. each became beneficial owners (within the meaning of that term as used in Regulation 13D-G) of more than 5% of the outstanding Common Stock as a result of distributions of shares of Common Stock by the Partnership to each of them in September, 1998 as follows (adjusted for subsequent stock splits and stock dividends):



            NAME OF PARTNER                          NUMBER OF SHARES
            ---------------                          ----------------
Frederick A. Krehbiel                                    8,155,279
John H. Krehbiel, Jr.                                   10,608,721

CUSIP No. 608554101                    13D                         Page 12 of 18

ITEM 4.  PURPOSE OF TRANSACTION

      The Shares were contributed to the Partnership by the Partners in order to consolidate the Partners' voting power and control with respect to the Shares in one entity.

      The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. may purchase additional shares of Common Stock or Class A Common Stock, from time to time, either in brokerage transactions in the over-the-counter market, in privately-negotiated transactions or upon exercise of stock options. Frederick A. Krehbiel and John H. Krehbiel, Jr. hold stock options to acquire additional shares of Class A Common Stock. Each of Frederick
A. Krehbiel and John H. Krehbiel, Jr. may, from time to time, exercise such options or be granted additional stock options. Any decision to increase their holdings of Common Stock or Class A Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock or Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.

      The Partnership or any of the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr. also may, at any time, dispose of some or all of their Common Stock or Class A Common Stock depending on similar considerations. In particular, on October 28, 2005 each of Frederick A. Krehbiel and John H. Krehbiel, Jr. established prearranged stock trading plans in order to diversify their investment portfolio and achieve liquidity. The stock trading plans were adopted in accordance with the guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934. Mr. Frederick A. Krehbiel's plan provides for the sale of up to $10 million worth of Common Stock during the balance of 2005 (commencing in mid-November), and up to $1.4 million worth of Molex Common Stock monthly from March 2006 through December 2006. The plan of John H. Krehbiel, Jr. provides for monthly sales of up to $1 million worth of Class A Common Stock from December 2005 through November 2006.

      In addition, Frederick A. Krehbiel and John H. Krehbiel, Jr. expect to make gifts of Common Stock or Class A Common Stock from time to time.

      Except as set forth in this Item 4, neither the Partnership nor any of its Partners has any present plans or proposals that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) The Partnership beneficially owns, with sole voting and dispositive power, 21,407,343 shares of Common Stock, or 21.4% of the 100,105,403 shares of Common Stock outstanding as of October 31, 2005. Voting and disposition of the Common Stock held by the Partnership requires in each case the unanimous consent of the Partners. In addition, the Partners, including Frederick A. Krehbiel and John H. Krehbiel, Jr., beneficially own shares of Common Stock as set forth on the table below (percentages based on Shares of Common Stock outstanding at October 31, 2005); such beneficial ownership is with sole voting and dispositive power, unless otherwise indicated:

CUSIP No. 608554101                    13D                         Page 13 of 18



                                     AMOUNT OF SHARES AND
        NAME                          NATURE OF OWNERSHIP                  PERCENT
        ----                          -------------------                  -------
Trust                          46,472 (w)                                      *

Frederick A. Krehbiel           2,722,717  Direct                            2.7%
                                    3,745  Owned by Spouse (x)                 *
                                3,578,186  Indirect (y)                      3.6%
                                 47,052.5  Class B Common Stock (z)            *

John H. Krehbiel, Jr.          10,227,487  Direct                            10.2%
                                    6,952  Owned by Spouse (x)                 *
                                  697,029  Indirect (y)                       .7%
                                 42,799.5  Class B Common Stock (z)            *

----------

*     Less than .1%

(w) Voting and disposition of the Common Stock held by the Trust requires in each case the unanimous consent of Frederick A. Krehbiel and John H. Krehbiel, Jr. as co-trustees of the Trust.

(x) Each of Frederick A. Krehbiel and John H. Krehbiel, Jr. holds shared voting and dispositive power over shares owned by his spouse.

(y) Shares reported as "Indirect" in the table above are owned as trustee for family members. As to these shares, the persons above expressly disclaim beneficial ownership and/or personal beneficial interest therein.

(z) Each share of Class B Common Stock represents a right to acquire one share of Common Stock. See FN1, above.

                              --------------------

      (c) During the last 60 days, none of the Partnership, the Trust, Frederick
A. Krehbiel or John H. Krehbiel, Jr. had any transactions in Common Stock, except that John H. Krehbiel, Jr. made gifts aggregating 4,420 shares of Common Stock on October 12, 2005 to his children and a trust for the benefit of his grandchildren, and Frederick A. Krehbiel made the following charitable gifts of Common Stock:

CUSIP No. 608554101                    13D                         Page 14 of 18

                                                 NUMBER OF SHARES
      DATE                                        OF COMMON STOCK
      ----                                        ---------------

September 23, 2005                                      10,000
September 23, 2005                                      30,000
September 23, 2005                                      20,000
September 23, 2005                                       4,000
September 23, 2005                                       4,000
September 23, 2005                                       4,000
September 23, 2005                                       3,000
October 3, 2005                                          2,000
October 3, 2005                                          1,000
October 3, 2005                                          4,000
October 3, 2005                                          4,000
October 3, 2005                                          1,000
October 3, 2005                                          2,000


      (d) No person other than the Partnership or any of the Partners has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock beneficially owned by the Partnership. No person other than Frederick A. Krehbiel or John H. Krehbiel, Jr. has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of Common Stock beneficially owned by them, respectively, except in the case of Common Stock for which their ownership is identified in
Item 5(a), (b), as Indirect or Owned by Spouse.

      (e) Not applicable.

                              --------------------

      The filing of this Schedule 13D shall not be construed as an admission that any of the Partnership, Frederick A. Krehbiel or John H. Krehbiel, Jr. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such persons. If, however, such persons are considered to constitute a "group" for purposes of section 13(d)(3) of the Exchange Act, each of them would be considered to be the beneficial owner of an aggregate of 38,779,783 shares of Common Stock (including shares of Class B Common Stock), or approximately 38.7% of the Common Stock outstanding as of October 31, 2005.

CUSIP No. 608554101                    13D                         Page 15 of 18

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the terms of the Partnership Agreement, Partnership actions with respect to the Shares, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the Shares, require the unanimous approval of the Partners.

      Frederick A. Krehbiel and John H. Krehbiel, Jr., who are Co-Chairmen of the Board of the Company, consult with each other and exchange information concerning the Company.

      Other than (a) as described under this Item 6, (b) the line of credit of up to $10 million of John H. Krehbiel, Jr. with Harris Bank and Trust Co., to which he has pledged certain shares of Common Stock and Class A Common Stock (c) the line of credit and other borrowing (aggregating up to $26 million) of Frederick A. Krehbiel from JPMorgan Chase Bank, N.A., to which he has pledged certain shares of Common Stock, and (d) the agreement of the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr. to jointly file this Schedule 13D, the filing persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

      1. Limited Partnership Agreement dated June 11, 1993 among John H. Krehbiel, as Trustee of the John H. Krehbiel Trust dated May 14, 1981, as amended and restated, Frederick A. Krehbiel and John H. Krehbiel, Jr. (excerpts relating to voting and disposition of Shares) (incorporated by reference to Exhibit 1 to Original Schedule
            13D).

      2. Joint Filing Agreement dated as of November 9, 2005 by and among the Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr.

CUSIP No. 608554101                    13D                         Page 16 of 18

                                    SIGNATURE

      After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

      November 9, 2005

                                       KREHBIEL LIMITED PARTNERSHIP



                              By:      /s/  FREDERICK A. KREHBIEL
                                       -----------------------------------------
                                       Frederick A. Krehbiel, as General Partner


                                       /s/  FREDERICK A. KREHBIEL
                                       -----------------------------------------
                                       Frederick A. Krehbiel


                                       /s/  JOHN H. KREHBIEL, JR.
                                       -----------------------------------------
                                       John H. Krehbiel, Jr.

CUSIP No. 608554101                    13D                         Page 17 of 18

                                INDEX TO EXHIBITS

EXHIBIT                             DESCRIPTION
-------                             -----------
   2        Joint Filing Agreement dated as of November 9, 2005 by and among the
            Partnership, Frederick A. Krehbiel and John H. Krehbiel, Jr.

CUSIP No. 608554101                    13D                         Page 18 of 18

                                    EXHIBIT 2
                                    ---------

                             JOINT FILING AGREEMENT


      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (or, in the case of the Krehbiel Limited Partnership Agreement, Amendment No. 4 to its Statement on Schedule 13D) and all amendments thereto with respect to the Common Stock, par value $.05 Per Share, of Molex Incorporated beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: November 9, 2005



                                       KREHBIEL LIMITED PARTNERSHIP


                              By:      /s/  FREDERICK A. KREHBIEL
                                       -----------------------------------------
                                       Frederick A. Krehbiel, as General Partner


                                       /s/  FREDERICK A. KREHBIEL
                                       -----------------------------------------
                                       Frederick A. Krehbiel


                                       /s/  JOHN H. KREHBIEL, JR.
                                       -----------------------------------------
                                       John H. Krehbiel, Jr.